SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2007

Commission file number:   0-29208

Arris Resources Inc. (formerly Bassett Ventures Inc.)
(Translation of registrant’s name into English)

1255 West Hastings Street, Vancouver, BC V6E 2M4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes            No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes            No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes     X       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-29208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arris Resources Inc.

(Registrant)

Date:   July 11, 2007

By:

    /s/ “Curt Huber”

Curt Huber, Director

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FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

ITEM 1

REPORTING ISSUER

ARRIS RESOURCES INC.

1255 West Pender Street
Vancouver, British Columbia
V6E 2V1

ITEM 2

DATE OF MATERIAL CHANGE

July 16, 2007

ITEM 3

NEWS RELEASE

July 11, 2007

ITEM 4

SUMMARY OF MATERIAL CHANGE

Consolidation of share capital.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Effective July 16, 2007 the company will consolidate its share capital such that each five (5) existing shares be consolidated into one (1) new share.  The name and symbol will remain unchanged.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7

OMITTED INFORMATION

N/A

ITEM 8

EXECUTIVE OFFICER

Curt Huber – President, Telephone: 604-687-0879

ITEM 9

DATE OF REPORT

Dated at Vancouver, B.C. this 11th day of July, 2007.

Arris  Resources Inc.

1255 West Pender Street

Vancouver, BC

V6E 2V1

July 11, 2007	SYMBOL: ARIS.U

Arris Resources Inc. Announces Share Consolidation

Vancouver, B.C. Canada, July 11, 2007 – Arris Resources Inc. (CNQ: ARIS.U) is pleased to announce a consolidation of its share capital.  Effective July 16, 2007 the company will consolidate its share capital such that each five (5) existing shares be consolidated into one (1) new share.  The name and symbol will remain unchanged.

For further information, contact:

Arris Ventures Inc.

Curt Huber, President

Telephone:  604-687-0879

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation’s to be materially different from the results, performance or expectation implied by these forward looking statements.